Exhibit 99.1

APRIL 15, 2020 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES ANNOUNCES VOTING RESULTS FROM 2020 ANNUAL SHAREHOLDER MEETING

The Annual General and Special Meeting of Shareholders of Sandstorm Gold Ltd. (the “Meeting”) was held today, April 15th in Vancouver, British Columbia at which 60% of the issued common shares, as of the record date for the Meeting, were represented. Shareholders voted in favour of all resolutions presented, including the re-election of all director nominees, namely Nolan Watson, David Awram, David E. De Witt, Andrew T. Swarthout, John P.A. Budreski, Mary L. Little and Vera Kobalia. Detailed results of the vote for directors are set out below:

ELECTION OF DIRECTORS	VOTES FOR	% FOR	VOTES WITHHELD	% WITHHELD
Nolan Watson	71,495,600	99.27%	523,382	0.73%
David Awram	71,190,240	98.85%	828,742	1.15%
David E. De Witt	70,988,450	98.57%	1,030,531	1.43%
Andrew T. Swarthout	71,107,751	98.73%	911,231	1.27%
John P.A. Budreski	69,392,473	96.35%	2,626,509	3.65%
Mary L. Little	70,930,664	98.49%	1,088,318	1.51%
Vera Kobalia	71,417,996	99.17%	600,986	0.83%

Detailed voting results for all matters considered at the Meeting will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Sandstorm filed its Form 40-F for the year ended December 31, 2019 with the Securities and Exchange Commission and it is available on EDGAR at www.sec.gov/edgar.shtml. The Company’s 2019 Audited Financial Statements, along with its Form 40-F, are both available on the Company’s website at www.sandstormgold.com.

Shareholders may also receive copies of these documents, without charge, upon request to Sandstorm’s Investor Relations Department, Suite 1400, 400 Burrard St, Vancouver, British Columbia, V6C 3A6 Canada or to info@sandstormgold.com.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	KIM BERGEN
PRESIDENT & CEO	INVESTOR RELATIONS

604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 191 royalties, of which 23 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.